UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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12/30/13

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13026056

SEC FILE NUMBER
8-26080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/12 (MM/DD/YY) AND ENDING 10/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Rothschild Lieberman LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Railroad Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Lieberman (203) 340-9922
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name - if individual, state last, first, middle name)

1981 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

DD 12/30/13
KW 12/30/13

Rothschild Lieberman LLC

(a wholly owned subsidiary of Windmill Management Group LLC)

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

October 31, 2013

Rothschild Lieberman LLC
(a wholly owned subsidiary of Windmill Management Group LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Brian Villante, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Rothschild Lieberman LLC for the year ended October 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal

Subscribed and sworn
to before me this 24th
day of December, 2013

ANTHONY R. POLIDORO JR.
Notary Public, State of New York
Qualified in Suffolk County
No. 01PO6277939
My Commission Expires 03-18-2017

Rothschild Lieberman LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Index
October 31, 2013

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT

To the Member
Rothschild Lieberman, LLC
(a wholly owned subsidiary of Windmill Management Group, LLC)

We have audited the accompanying statement of financial condition of Rothschild Lieberman, LLC (a wholly owned subsidiary of Windmill Management Group LLC) as of October 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothschild Lieberman, LLC (a wholly owned subsidiary of Windmill Management Group LLC) as of October 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Fazzal Feldman CPA, PC

Lake Success, New York
December 23, 2013

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Statement of Financial Condition
October 31, 2013

Assets		
Cash	$	14,915
Receivables from brokers		99,937
Equipment net of depreciation		8,840
Other assets		18,210
Total assets	$	141,902
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	60,036
Member's equity		81,866
Total liabilities and member's equity	$	141,902

The accompanying notes are an integral part of these financial statements.

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Statement of Income
October 31, 2013

Revenues	
Commissions	167,400
Advisory fees	72,495
Other income	689
Total income	240,584
Expenses	
Compensation and benefits	348,807
Communications and market data	10,444
Clearance and operations expenses	38,588
Travel, entertainment and marketing	2,816
Occupancy	39,784
Professional fees	42,945
Regulatory fees and expenses	18,075
Other	22,036
Total expenses	523,495
Net loss	$ (282,911)

The accompanying notes are an integral part of these financial statements.

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Statement of Changes in Equity
October 31, 2013

	Member's Equity
Balance, November 1, 2012	$ 22,883
Capital contributions	341,894
Net loss	(282,911)
Balance, October 31, 2013	$ 81,866

The accompanying notes are an integral part of these financial statements.

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Statement of Cash Flows
October 31, 2013

Cash flows from operating activities	
Net loss	$ (282,911)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,148
Decrease in operating assets	
Receivables from brokers	(84,454)
Other assets	(9,483)
Decrease in operating liabilities	
Accounts payable and accrued expenses	56,374
Cash used in operating activities	(319,326)
Cash flows used in investing activities:	
Purchases of fixed assets	(9,988)
Cash provided by financing activites	
Capital contributions	341,894
Net decrease in cash	12,580
Cash	
Beginning of year	2,335
Cash	
End of year	$ 14,915

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Rothschild Lieberman LLC (the "LLC"), a wholly owned subsidiary of Windmill Management Group LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware on October 31, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company introduces its customer accounts on a fully disclosed basis to a self-clearing correspondent broker.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The company recognizes revenues as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting, placement and other fees are recognized as income when the Company renders the related services.

Furniture and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Income Taxes

The Company is treated as a disregarded entity for income tax reporting purposes.

Accordingly, the Company has not provided for federal and state income taxes.

At October 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. With limited exception, the Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2010.

3. Receivables from Clearing Broker

At December 31, 2013, amounts due from the Company's clearing broker represent its required deposit under the clearing agreement and net commissions.

4. Off-Balance Sheet and Concentration of Credit Risk

The Company is engaged in various brokerage activities and securities transactions. The Company's transactions are introduced for execution and clearance to its clearing broker on a fully disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligation pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. As of December 31, 2013, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company's cash is held at its clearing brokers and is subject to the credit risk of the clearing brokers.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2013, the Company had net capital of $54,816 which exceeded the required net capital by $49,816.

6. Related Party Transaction

The Company is under common control with another broker-dealer. During the year the other broker-dealer provided clerical and operational services to the Company in the amount of $28,710 which is reflected in the statement of operations. Additionally, the Company borrows or lends monies to its parent or another affiliated Company. The loans are non-interest bearing.

At October 31, 2013 approximately $12,200 were due to related parties.

7. Concentration

Substantially all of the assets of the Company are held by a single bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

8. Office Space

The Company leases office space in two locations. The Company's previous lease was extended through March 31, 2014 with minimum lease payments of $ 5,253 for the fiscal year ending

October 31, 2013. The Company has a second lease which is on a month to month basis. Rent for both leases amounted to $34,035 for the year ending October 31, 2013. Security deposits of $11,300 are on deposit with the landlords.

9. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture and equipment consisted of the following at December 31, 2013:

Furniture and equipment	$ 18,871
Telephones	2,445
Less: Accumulated depreciation and amortization	(12,476)
	$ 8,840

Depreciation and amortization expense for the year ended December 31, 2013, amounted to $1,148.

11. Continuing Operations

The sole member of the Company has committed to provide the capital to support the Company's continuing operations as need. During 2013 capital contributions totaled $391,894.

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Computation of Net Capital
October 31, 2013

Member's equity	$ 81,866
Deductions and/or charges	
Nonallowable assets	
Fixed assets	8,840
Other assets	18,210
Total deductions	27,050
Net capital	54,816
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 49,816
Aggregate Indebtedness	$ 60,036
Ratio of aggregate indebtedness to net capital	1.10 : 1

Reconciliation of Net Capital	
Net capital as reported on the unaudited Form X-17A-5 as of October 31, 2013	$ 50,285
Add audit adjustments due to accrued expenses	4,531
Net capital as reported above	$ 54,816

ROTHSCHILD LIEBERMAN LLC
(a wholly owned subsidiary of Windmill Management Group LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
October 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Member
Rothschild Lieberman LLC
(a wholly owned subsidiary of Windmill Management Group, LLC)

In planning and performing our audit of the financial statements of Rothschild Lieberman LLC (the "Company"), as of, and for the year ended October 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porvol and Feldman CPA PC

Lake Success, New York
December 23, 2013